SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 4 November, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 4 October 2011
Exhibit 1.2	Director/PDMR Shareholding released on 10 October 2011
Exhibit 1.3	Transaction in Own Shares released on 10 October 2011
Exhibit 1.4	Transaction in Own Shares released on 13 October 2011
Exhibit 1.5	Transaction in Own Shares released on 17 October 2011
Exhibit 1.6	Transaction in Own Shares released on 24 October 2011
Exhibit 1.7	Director Declaration released on 26 October 2011
Exhibit 1.8	Director/PDMR Shareholding released on 27 October 2011
Exhibit 1.9	Transaction in Own Shares released on 27 October 2011
Exhibit 2.0	Director/PDMR Shareholding released on 31 October 2011
Exhibit 2.1	Total Voting Rights released on 31 October 2011
Exhibit 2.2	Transaction in Own Shares released on 31 October 2011
Exhibit 2.3	Director/PDMR Shareholding released on 31 October 2011
Exhibit 2.4	Director/PDMR Shareholding released on 3 November 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 4 October 2011

BP p.l.c. announces that it transferred 1,585 ordinary shares to participants in its employee share schemes on 3rd October 2011 at prices between 394.00 pence per share and 420.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,842,653,179 ordinary shares in Treasury, and has 18,959,158,785 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 10 October 2011

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 October 2011 by Computershare Plan Managers that on 10 October 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.936 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 78 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 78 shares

Mr B. Looney 80 shares

Mr S. Westwell 80 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 10 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 10 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 10 October 2011

Number of ordinary shares transferred: 996

Highest transfer price per share: £4.87

Lowest transfer price per share: £3.94

Following the above transfer, BP p.l.c. holds 1,842,652,183 ordinary shares in treasury, and has 18,959,159,781 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 13 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 13 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 13 October 2011

Number of ordinary shares transferred: 686,949

Transfer price per share: £3.936

Following the above transfer, BP p.l.c. holds 1,841,965,234 ordinary shares in treasury, and has 18,959,846,730 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 17 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 17 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 17 October 2011

Number of ordinary shares transferred: 2,844

Highest transfer price per share: £4.87

Lowest transfer price per share: £3.94

Following the above transfer, BP p.l.c. holds 1,841,962,390 ordinary shares in treasury, and has 18,959,849,574 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 24 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 24 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 24 October 2011

Number of ordinary shares transferred: 2,138

Highest transfer price per share: £5.00

Lowest transfer price per share: £4.20

Following the above transfer, BP p.l.c. holds 1,841,960,252 ordinary shares in treasury, and has 18,959,851,712 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP p.l.c. - Director Declaration

BP p.l.c. - 26 October 2011

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Brian Gilvary, who has been appointed as an Executive Director of BP p.l.c. with effect from 1 January 2012 (see RNS number 7734Q released on 25 October 2011), has advised that he has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 27 October 2011

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 26 October 2011 by Mr F L Bowman, a director of BP p.l.c., that on 26 October 2011 he acquired on the New York Stock Exchange 900 BP ADSs (ISIN number US0556221044), which are equivalent to 5,400 BP Ordinary Shares, at a price of US$43.38839 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 27 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 27 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 27 October 2011

Number of ordinary shares transferred: 1,158

Transfer price per share: £4.87

Following the above transfer, BP p.l.c. holds 1,841,959,094 ordinary shares in treasury, and has 18,959,852,870 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 31 October 2011

BP p.l.c.

Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. was notified on 28 October 2011 by Mr A. Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 28 October 2011 he sold 50,000 Ordinary shares (ISIN number GB0007980591) at a price of £4.67 per share.

Exhibit 2.1

BP p.l.c. - Total Voting Rights

BP p.l.c. - 31 October 2011

BP p.l.c.
Voting Rights and Capital - Transparency Directive Disclosure

London 31 October 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,959,870,312 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,964,952,812. This figure excludes 1,841,960,252 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the
FSA's Disclosure and Transparency Rules.

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares

BP p.l.c. – 31 October 2011

BP p.l.c.

Transaction in own shares

BP p.l.c. announces that on 31 October 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 31 October 2011

Number of ordinary shares transferred: 3,167

Highest transfer price per share: £5.00

Lowest transfer price per share: £4.87

Following the above transfer, BP p.l.c. holds 1,841,955,927 ordinary shares in treasury, and has 18,959,903,137 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.3

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 31 October 2011

BP p.l.c.

Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. was notified on 30 October 2011 by Mr M. Bly , a person discharging managerial responsibility in BP p.l.c., that on 27 October 2011 he sold 3,000 ADSs (ISIN number US0556221044), which are equivalent to 18,000 Ordinary shares, at a price of US$45.152 per ADS.

BP p.l.c. was also notified by Mr M. Bly that on 27 October 2011 he sold 8,642.499 units representing BP ADSs from his 401(k) account, equivalent to 51,855 BP Ordinary shares, at $9.79 per unit

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.4

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 3 November 2011

BP p.l.c.

Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. were informed on 2 November 2011, by Computershare Plan Managers, that 85,560 restricted share units previously granted to Dr M Daly (a person discharging managerial responsibility) under the BP Restricted Share Plan and 3,741 units representing notional dividends vested, on 1 November 2011. Of the 89,301 BP ordinary shares released (ISIN number GB0007980591), 46,437 shares were deducted for tax purposes at a price of £4.53 with the remaining 42,864 shares being retained by Dr M Daly.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 7 November 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary